Exhibit 99.1

BANCO INTER S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 00.416.968/0001-01

Corporate Registry ID (NIRE) 31.300.010-864

(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

NOTICE OF RELEVANT SHAREHOLDING TRANSFER

In compliance with the provisions of the Brazilian Securities and Exchange Commission Resolution (“CVM”) No. 44, of August 23, 2021, Banco Inter S.A., a publicly-held corporation enrolled with the Corporate Taxpayer’s Registry (“CNPJ/ME”) under number 00.416.968/0001-01 (“Company”), announces to its shareholders and to the market that, on June 17, 2022, it received a letter from LA BI Holdco LLC, a company incorporated in United States of America, State of Delaware, located at 251, Little Falls Drive, City of Wilmington, State of Delaware, 19808, enrolled with the corporate taxpayer’s registry (CNPJ/ME) under No. 35.179.495/0001-42 (“LA BI”), and from Inter Holding Financeira S.A., a company with headquarters in the City of Belo Horizonte, State of Minas Gerais, at Av. Barbacena, No. 1,219, 22nd floor, Santo Agostinho, Zip Code 30190-131, enrolled with the corporate taxpayer’s registry (CNPJ/ME) under No. 39.903.325/0001-10 (“HoldFin”), informing that, as referred to in item 3.10 of Company’s material fact (fato relevante) dated April 15, 2022, HoldFin became the owner of the following equity interests previously held by LA BI in the Company: (i) 134,732,511 common shares, or 10% of its common shares outstanding; and (ii) 252,307,308 preferred shares, or 20% of its preferred shares outstanding. As a result of the corporate transactions, LA BI ceased to directly hold equity in the capital of the Company, with its equity ownership now held through HoldFin.

Belo Horizonte, June 20, 2022

BANCO INTER S.A.

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER